APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Portico Brewing Company
Profit & Loss
January 2018 through December 2018

	2018
Ordinary Income/Expense	
Income	41,086.70
Cost of Goods Sold	31,092.65
Gross Profit	9,994.05
Expense	
Advertising and Promotion	2,148.67
Computer and Internet Expenses	191.20
Depreciation Expense	5,706.84
Filing Fees	520.00
Insurance Expense	883.10
Interest Expense	2,904.28
Licenses & Permits	0.00
Meals and Entertainment	463.85
Office Supplies	4.13
Postage and Delivery	555.93
Professional Fees	659.00
Rent Expense	0.00
Research & Development Expense	69.28
Shipping	1,258.18
Storage	3,879.44
Total Expense	19,243.90
Net Ordinary Income	-9,249.85
Other Income/Expense	
Other Income	
Gain on Sale of Asset	0.00
Total Other Income	0.00
Net Other Income	0.00
Net Income	**-9,249.85**

Portico Brewing Company
Balance Sheet
As of December 31, 2018

	Dec 31, 18
ASSETS	
Current Assets	
Bank Accounts	28,628.68
Accounts Receivable	8,197.75
Other Current Assets	13,607.49
Total Current Assets	50,433.92
Fixed Assets	
Accumulated Depreciation	-62,652.95
Furniture and Equipment	65,390.40
Total Fixed Assets	2,737.45
Other Assets	
Security Deposits	0.00
Total Other Assets	0.00
TOTAL ASSETS	**53,171.37**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	218.42
Credit Cards	14,181.96
Total Current Liabilities	14,400.38
Long Term Liabilities	
Notes Payable	98,052.72
Total Long Term Liabilities	98,052.72
Total Liabilities	112,453.10
Equity	
Retained Earnings	-50,031.88
Net Income	-9,249.85
Total Equity	-59,281.73
TOTAL LIABILITIES & EQUITY	**53,171.37**

Portico Brewing Company
Statement of Cash Flows
January through December 2018

	Jan - Dec 18
OPERATING ACTIVITIES	
Net Income	-9,249.85
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-6,993.75
Inventory Asset	89.61
Accounts Payable	-2,987.28
Credit Cards	2,918.15
Net cash provided by Operating Activities	-16,223.12
INVESTING ACTIVITIES	
Accumulated Depreciation	5,706.84
Net cash provided by Investing Activities	5,706.84
FINANCING ACTIVITIES	
Repayment of Debt	-855.34
Net cash provided by Financing Activities	-855.34
Net cash increase for period	-11,371.62
Cash at beginning of period	40,000.30
Cash at end of period	**28,628.68**

Portico Brewing Company
Profit & Loss
January through December 2019

	Taproom	Contract Brewing	TOTAL
Ordinary Income/Expense			
Income	0.00	40,582.22	40,582.22
Cost of Goods Sold	0.00	31,102.70	31,102.70
Gross Profit	0.00	9,479.52	9,479.52
Expense			
Advertising and Promotion	0.00	2,354.19	2,354.19
Depreciation Expense	0.00	69.00	69.00
Filing Fees	0.00	1,135.00	1,135.00
Insurance Expense	0.00	698.50	698.50
Interest Expense	0.00	3,900.48	3,900.48
Licenses & Permits	2,062.35	0.00	2,062.35
Meals and Entertainment	0.00	258.51	258.51
Office Supplies	0.00	225.61	225.61
Postage and Delivery	0.00	214.85	214.85
Professional Fees	5,859.00	619.25	6,478.25
Rent Expense	18,790.20	0.00	18,790.20
Shipping	0.00	1,143.74	1,143.74
Storage & Moving	0.00	4,542.96	4,542.96
Total Expense	26,711.55	15,162.09	41,873.64
Net Ordinary Income	-26,711.55	-5,682.57	-32,394.12
Other Income/Expense			
Other Income			
Asset Sales	0.00	600.00	600.00
Total Other Income	0.00	600.00	600.00
Net Other Income	0.00	600.00	600.00
Net Income	**-26,711.55**	**-5,082.57**	**-31,794.12**

Portico Brewing Company
Balance Sheet
As of December 31, 2019

	Dec 31, 19
ASSETS	
Current Assets	
Bank Accounts	19,155.29
Accounts Receivable	7,101.96
Other Current Assets	13,607.49
Total Current Assets	39,864.74
Fixed Assets	
Accumulated Depreciation	-61,425.95
Furniture and Equipment	64,094.40
Total Fixed Assets	2,668.45
Other Assets	
Security Deposits	9,474.04
Total Other Assets	9,474.04
TOTAL ASSETS	**52,007.23**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	5,017.60
Credit Cards	16,512.76
Total Current Liabilities	21,530.36
Long Term Liabilities	
Notes Payable	121,552.72
Total Long Term Liabilities	121,552.72
Total Liabilities	143,083.08
Equity	
Retained Earnings	-59,281.73
Net Income	-31,794.12
Total Equity	-91,075.85
TOTAL LIABILITIES & EQUITY	**52,007.23**

Portico Brewing Company
Statement of Cash Flows
January through December 2019

	Jan - Dec 19
OPERATING ACTIVITIES	
Net Income	-31,794.12
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	1,095.79
Accounts Payable	4,799.18
Credit Cards	2,330.80
Net cash provided by Operating Activities	-23,568.35
INVESTING ACTIVITIES	
Accumulated Depreciation	-1,227.00
Furniture and Equipment	1,296.00
Security Deposits	-9,474.04
Net cash provided by Investing Activities	-9,405.04
Net Cash Provided by Financing Activities	23,500.00
Net cash increase for period	-9,473.39
Cash at beginning of period	28,628.68
Cash at end of period	**19,155.29**

I, Alex Zielke, certify that:

1. The financial statements of PORTICO BREWING COMPANY LLC included in this Form are true and complete in all material respects; and
2. The tax return information of PORTICO BREWING COMPANY LLC included in this Form reflects accurately the information reported on the tax return for PORTICO BREWING COMPANY LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Alex Zielke*

Name: Alex Zielke

Title: Manager